OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tarragon Corporation
(Name of Issuer)
Common Stock, par value $.01
(Title of Class of Securities)
876287103
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	876287103	Page	2	of	5

1	NAMES OF REPORTING PERSONS DSC Advisors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
**SEE ITEM 4(b).

CUSIP No.	876287103	Page	3	of	5

1	NAMES OF REPORTING PERSONS Andrew Bluhm

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

SCHEDULE 13G/A
This Amendment No. 1 (this “Amendment”) to Schedule 13G (the “Schedule 13G”) is being filed on behalf of DSC Advisors, L.P., a Delaware limited partnership (“DSC”), and Andrew Bluhm, the principal of DSC Advisors, L.L.C., a Delaware limited liability company which serves as the general partner of DSC (together with DSC, the “Reporting Persons”), relating to shares of Common Stock, par value $.01 (the “Common Stock”) of Tarragon Corporation, a Nevada corporation (the “Issuer”).
This Amendment is being filed to report that the Reporting Persons no longer beneficially own shares of the Issuer’s Common Stock and amends and restates Items 4 and 5 of the Schedule 13G as follows:
Item 4 Ownership.
(a)	The Reporting Persons are the beneficial owners of 0 shares of Common Stock.

(b)	The Reporting Persons are the beneficial owners of 0.0% of the outstanding shares of Common Stock.

(c)	The Reporting Persons have the power to vote and dispose of 0 shares of Common Stock.
Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 25, 2009

DSC Advisors, L.P.

By:	DSC Advisors, L.L.C., its general partner

	By:	/s/ Andrew Bluhm

Andrew Bluhm, Principal

/s/ Andrew Bluhm

Andrew Bluhm

5